Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Reports New Study Results for RLF-OD032 and Files Provisional Patents

New Study Results Indicate Superior Absorption of RLF-OD032 in Fasted State Compared
to KUVAN®, Potentially Enabling Flexible Dosing Options

GENEVA (OCT. 25, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced new positive clinical study results for RLF-OD032 and the filing of provisional patent applications in the United States. The patents, based on these new findings, cover additional claims for Relief’s investigational drug RLF-OD032, a highly concentrated, novel liquid formulation of sapropterin dihydrochloride, for the treatment of phenylketonuria (PKU).

The patent filings follow the recently announced completion of a pilot, proof-of-concept, four-way crossover study that evaluated the pharmacokinetic profile of RLF-OD032 and its absorption in both fasted and fed conditions. The Company previously reported that RLF-OD032, when administered in fed conditions without water, achieved peak and total exposure of sapropterin dihydrochloride similar to those achieved by the reference product (KUVAN® Powder) administered with water.

Today, Relief announced additional positive and unexpected results from the study that form the basis of these new patent applications. Specifically, the administration of RLF-OD032 in a fasted state without water resulted in greater absorption of sapropterin dihydrochloride compared to the reference product administered under fed conditions with water. In contrast, KUVAN® shows poor absorption when taken with water in a fasted state, as reported in KUVAN®’s Full Prescribing Information, which recommends that PKU patients take the product exclusively with meals with a large volume of water.

These findings indicate that RLF-OD032 could offer new administration options for PKU patients, providing greater flexibility for dosing without the need for food and water. This may improve patient convenience and compliance, allowing them to take their medication anytime, even while on the go.

The U.S. provisional patent applications strengthen the intellectual property around RLF-OD032 and complement the Company’s existing patent estate. Relief is evaluating the development and regulatory implications of these findings as it continues to advance RLF-OD032 through clinical development with the objective of filing a 505(b)(2) NDA in the U.S. by Q3/2025.

ABOUT RLF-OD032

RLF-OD032 is an innovative, ready-to-use, portable and highly concentrated formulation of sapropterin dihydrochloride in liquid suspension for oral administration, designed to lower blood phenylalanine levels in adult and pediatric PKU patients. It offers a more patient-friendly solution by significantly reducing the volume of medication required compared to current formulations. This advancement aims to enhance compliance, particularly among pediatric patients, who often struggle with the high volumes associated with existing sapropterin treatments. If approved, RLF-OD032 would be the first and only portable, ready-to-use liquid formulation of sapropterin dihydrochloride.

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ABOUT PHENYLKETONURIA

Phenylketonuria (PKU) is a genetic disorder caused by a deficiency of the enzyme needed to break down phenylalanine (Phe), leading to a toxic buildup of Phe from the consumption of foods containing protein or aspartame. Individuals with PKU lack the ability to metabolize Phe, which is present in many foods. Without treatment, PKU can cause severe neurological and developmental issues. The standard treatment involves a lifelong phenylalanine-restricted diet supplemented with amino acid-based, phenylalanine-free medical foods to prevent protein deficiency and optimize metabolic control. However, this diet is highly restrictive and often creates barriers to social interaction, limiting compliance and increasing the risk of poor disease management. Sapropterin dihydrochloride is the first approved drug for PKU for reducing Phe blood levels and allowing patients to follow a less restrictive diet.

ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief’s portfolio offers a balanced mix of marketed, revenue-generating products, proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, visit www.relieftherapeutics.com.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

KUVAN® is a registered trademark of BioMarin Pharmaceutical Inc. The use of this trademark in this press release is for reference purposes only, and Relief has no affiliation, sponsorship, or endorsement from BioMarin Pharmaceutical Inc. All references to KUVAN® are made solely for comparison of study results and do not imply any relationship between the companies.

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